

April 1, 2010

<u>Via Facsimile (212) 451-2222 and U.S. Mail</u>
Ron Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, New York 10022

      Re: **Denny's Corporation**
                Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
                Filed March 26, 2010 by The Committee to Enhance Denny's
                File No. 0-18051

                Schedule 13D/A filed by The Committee to Enhance Denny's
                Filed March 2, 2010
                File No. 5-40568

Dear Mr. Berenblat:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note the response to prior comment 4 and partially reissue the comment. Please provide support for the factual assertions regarding Mr. Dash's record at Steak n Shake. For example, provide specific supporting documents that evidence how he

revitalized the Steak n Shake brand and "reverse[d] a long history of negative sales comparisons that culminated in double digit positive same store sales comparisons…"

2.   We refer to the supporting documentation provided in response to prior comment 4. We disagree that a comparison of the closing share price of the company's stock between 2005 and 2009 proves your conclusion (i.e., the company's capital expenditure program failed). Accordingly, please remove the statement or in the alternative, provide additional support.

3.   We refer to the supplemental response regarding the meeting of certain franchisees and the participants in December 2009. To provide context to the statement in your disclosure, please revise your disclosure to specify the number of franchisees with whom The Committee met. Express this number as a percentage of overall franchisees.

4.   Please disclose whether The Committee met with any other franchisees and if so, whether any other franchisees expressed a varying opinion. In this regard, it has come to our attention that The Committee may have contacted franchisees in November and December 2009. In addition, please disclose which members of The Committee met with franchisees. We may have further comment.

PRRN 14A filed March 26, 2010

5.   In a separate section of the proxy statement, include a discussion of the background involvement of the participants with the company, including any written or other contacts with representatives of the company and when the participants made their initial investment in the company.

6.   Please supplement your disclosure to succinctly describe the relationship between the participants. For example, disclose any prior relationships between or amongst each of the participants that led to the current solicitation. Describe the contacts between the parties that led to this contested solicitation, and how the parties identified each other as potential partners in this effort.

Schedule 13D/A filed March 2, 2010

7.   Please supplementally tell us, for each date in the timeline provided, who initiated the meetings and/or contacts amongst the parties.

8.   Please see our prior comment   Please provide us with a well reasoned legal analysis as to why a "group" as defined under Rule 13d-5(b) of the Exchange Act, was not formed earlier than March 1, 2010, one day prior to the filing of the Schedule 13D/A. In this regard, we note the series of meetings commencing in December and culminating in the finalized version of the Joint Filing and Soliciting Agreement on March 1, 2010. As the filing persons are aware, the agreement with respect to group

actions need not be memorialized before a "group" is recognized as having been formed. Did Mr. Dash and/or other members of The Committee agree in principal to his nomination to the Board earlier than the date the written agreement was finalized? Please advise us of the consideration, if any, given to the filing of an amended Schedule 13D at an earlier time based on any oral agreements reached between the parties. We may have further comment.

9.   Please revise to clarify information required by Instruction C to Schedule 13D with respect to Dash Acquisitions, LLC including, for example, disclosure required by each control person/managing member of Dash Acquisitions, LLC and as noted in Item 2-6 of Schedule 13D. We may have further comment.

Item 4

10.   Please revise to disclose the specific date of formation of the group, as defined in Rule 13d-5 of the Exchange Act.

11.   It appears that the only Item 4 disclosure Mr. Dash, Dash Acquisitions and Mr. Arbor have provided in their initial filing is limited to the information disclosed in Item 4 of the Schedule 13D/A. Please revise to clarify for the newly added persons, all of the information required by Item 4.

Item 6

12.   Please clarify whether the Reporting Persons have also entered into any agreement or arrangement that involves the voting of shares held in favor of The Committee's nominees at the upcoming election of directors. Please revise your disclosure accordingly as may be appropriate. Please refer to Item 6 and 7 of Schedule 13D.

Closing Comments

        As appropriate, please amend your filings and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions